FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The press release that is attached hereto is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: November 24, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Announces the Closing Down of its Two U.S. Subsidiaries,
Comprising Part of its Supply Chain Division

Rishon Letzion, Israel — November 23, 2010 (GLOBE NEWSWIRE) — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC) today announced that its two U.S. subsidiaries that are part of its Supply Chain division: BOS Supply Chain Solutions (Summit) Inc. and its holding company, BOS Supply Chain Solutions (Lynk) Inc. (together, "Summit") have filed with the US Bankruptcy Court a Chapter 7 petition. As a result, BOS will record an approximate $660,000 non-cash write-off in the fourth quarter of 2010, but does not expect any adverse financial impact on its continuing operations.

Avidan Zelicovski, BOS' president commented: "Summit's operations and financial condition were adversely affected by the global economic crisis in the civil aerospace industry, which began in early 2009, and is still felt today. Summit ended 2009 with a net loss of $3 million, and recorded a net loss of $70,000 in the first nine months of 2010. Last month, we reported on a significant reduction of orders from one of Summit's major customers. This has led us to examine various alternatives for Summit in light of a further substantial reduction of Summit's revenues expected in 2011 and its $3.5 million bank debt. We concluded that closing Summit would best serve our existing profitable and growing Israeli based activities in both the RFID and Mobile division and the Supply Chain division, which had generated in the first nine months of 2010 revenues of $9.2 million and $12.5 million, respectively."

Yuval Viner, BOS CEO added: "This act will end the uncertainty that has surrounded our U.S. Supply Chain operation since our last announcement. We are continuing to expand the sales of our RFID and Mobile solutions, in which our software platform (BOS ID) is a key element, both in Israel and abroad. We are in the process of commercializing BOS ID as an essential tool for system integrators deploying RFID and other data capture solutions. In our Supply Chain division, we plan to work through our Israeli subsidiary to expand our penetration of international markets, and we continue to enlist new manufacturer representations. We anticipate that we will end the fourth quarter of 2010 and the full year of 2010 with a net profit, excluding the Summit write-off discussed above."

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and Supply Chain offerings are helping customers worldwide improve the efficiency of their enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's Supply Chain division provides RFID and electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.